As filed with the Securities and Exchange Commission on June 17, 1997.


                                                     Registration No. 333-28781

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------


                             PREEFFECTIVE AMENDMENT

                                     NO. 1

                                       TO

                                    FORM S-3

                                   ----------

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                CARNEGIE BANCORP
                                ----------------
             (Exact Name of Registrant and Specified in Its Charter)

                                   NEW JERSEY
                                   ----------
         (State or Other Jurisdiction of Incorporation or Organization)

                                   22-3257100
                                   ----------
                     (I.R.S. Employer Identification Number)

                               619 ALEXANDER ROAD
                           PRINCETON, NEW JERSEY 08540
                                 (609) 520-0601
          (Address, including zip code, and telephone number, including area code, of agent for service)

                               THOMAS L. GRAY, JR.
                               619 ALEXANDER ROAD
                           PRINCETON, NEW JERSEY 08540
                                 (609) 520-0601
            (Name, address, including zip code and telephone number,
                   including area codes, of agent for service)

                                 WITH A COPY TO
                            ROBERT A. SCHWARTZ, ESQ.
                               McCARTER & ENGLISH
                               100 MULBERRY STREET
                            NEWARK, NEW JERSEY 07102

Approximate date of commencement of proposed sale to the public: as soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

================================================================================

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

                                                [ ] ____________________________

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

                                 [ ]____________________________________________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

                                          [ ]___________________________________



     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

PROSPECTUS

                                CARNEGIE BANCORP

                                  COMMON STOCK

                                   ----------

     This Prospectus relates to the sale of a maximum of 587,801 shares of common stock, no par value (the "Common Stock") of Carnegie Bancorp (the "Company") to be issued upon exercise of certain Common Stock Purchase Warrants (the "Warrants") previously issued by the Company. The Warrants, which expire at 5:00 P.M., Eastern Daylight Time, on August 18, 1997, (the "Warrant Expiration Date") permit the holder of each Warrant to purchase 1.157 shares of Common Stock for an exercise price of $15.09 (an effective per share price of $13.04). The shares of Common Stock offered hereby are being sold by Janney Montgomery Scott Inc. and First Colonial Securities Group, Inc. (the "Warrant Conversion Agents") pursuant to the terms of the Warrant Conversion Agency Agreement between the Company and the Warrant Conversion Agents (the "Warrant Conversion Agreement"). The Warrant Conversion Agreement provides that the Warrant Conversion Agents will purchase Warrants in the open market, exercise the Warrants and sell the Common Stock purchased to the general public at prices based upon the then current market prices. See "Plan of Distribution by Warrant Conversion Agents."

     The Company will not receive any proceeds from the sale of the Common Stock by the Warrant Conversion Agents. The Company will, however, receive proceeds from the exercise of Warrants. See "Use of Proceeds."

     The Common Stock and Warrants are included for quotation on the Nasdaq National Market under the symbol "CBNJ" and "CBNJW," respectively. On ________ ___, 1997, the last quoted sale prices for the Common Stock and the Warrants were $_________ per share and $________ per Warrant.

                                   ----------

              SEE "RISK FACTORS" ON PAGE 10 FOR A DISCUSSION OF
                  CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY
                             PROSPECTIVE INVESTORS.

                                   ----------

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
        SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED
              UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                THE SHARES OF COMMON STOCK ARE NOT BANK DEPOSITS,
               ARE NOT OBLIGATIONS OF, OR GUARANTEED BY, ANY BANK,
              ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT
              INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY,
               AND INVOLVE INVESTMENT RISK, INCLUDING THE POSSIBLE
                               LOSS OF PRINCIPAL.

       JANNEY MONTGOMERY SCOTT INC. FIRST COLONIAL SECURITIES GROUP, INC.

                The date of this Prospectus is __________, 1997.

                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the Commission's public reference room located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and its regional offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 15th Floor, New York, New York 10048. Copies of such material may also be obtained at prescribed rates by writing the Securities and Exchange Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549 and its public reference facilities in Chicago, Illinois and New York, New York. The Commission also maintains a Web site that contains copies of such materials and the address of the Web site is (http://www.sec.gov).

     The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), for the registration under the Securities Act of the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement for further information with respect to the Company and the Common Stock offered hereby. Statements contained herein concerning the provisions of documents filed as exhibits to the Registration Statement are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

                      INFORMATION INCORPORATED BY REFERENCE


     There are hereby incorporated by reference into this Prospectus and made a part hereof the following documents filed by the Company with the Commission pursuant to the Exchange Act: (i) the Annual Report on Form 10-KSB for the fiscal year ended December 31, 1996, (ii) the Proxy Statement for the 1997 Annual Meeting of Shareholders, (iii) the Quarterly Report on Form 10-QSB for the quarter ended March 31, 1997, (iv) Current Reports on Form 8-K filed on April 16, May 5, 1997, and June 6, 1997, and (v) the description of the Common Stock contained in the Company's Registration Statement on Form 8-A filed pursuant to Section 12 of the Exchange Act, including any amendment thereto or report filed under the Exchange Act for the purpose of updating such description. All documents filed by the Company pursuant to

Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus shall be deemed to be incorporated by reference into the Prospectus and to be a part hereof as of their respective dates.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Any person to whom a copy of this Prospectus is delivered, including a beneficial owner, may obtain without charge, upon written or oral request, a copy of any of the documents incorporated by reference herein, except for the exhibits to such documents, unless such exhibits are specifically incorporated by reference herein. Requests should be directed to Richard P. Rosa, Sr. V.P., Carnegie Bancorp, 619 Alexander Road, Princeton, New Jersey 08540, (609) 520-0601.

                                CARNEGIE BANCORP
                      SERVICE AREA MAP OF BANKING LOCATIONS
                             OF CARNEGIE BANK, N.A.




           [MAP OF SERVICE AREA DESCRIBING LOCATIONS OF BANK BRANCHES]

                                   THE COMPANY

     Carnegie Bancorp (the "Company") is a New Jersey business corporation and a one-bank holding company registered under the Bank Holding Company Act. The principal activities of the Company are owning and supervising Carnegie Bank, N.A. (the "Bank") which engages in a commercial banking business in Mercer, Burlington, Hunterdon, Morris and Ocean counties, New Jersey and Bucks County, Pennsylvania. The Company directs the policies and coordinates the financial resources of the Bank. At March 31, 1997, the Company had consolidated total assets of $382.7 million, total deposits of $341.6 million, total loans of $266.4 million and shareholders' equity of $24.8 million.

     The Bank is a national bank which commenced business in 1988 as a state chartered commercial bank. The Bank currently operates from its main office in Princeton, New Jersey and from seven branch offices in Hamilton Township, Denville, Flemington, Marlton, Montgomery and Toms River, New Jersey and Langhorne, Pennsylvania. The deposits of the Bank are insured by the Bank Insurance Fund of the Federal Deposit Insurance Corporation ("FDIC") up to applicable limits. The operations of the Bank are subject to the supervision and regulation of the Federal Reserve Board, the FDIC and the Office of the Comptroller of the Currency.

     The Bank's loan products consist primarily of commercial loans (a majority of which are secured by mortgages on owner-occupied properties), commercial mortgages, loans to professionals secured by business or personal assets, and to a lesser extent, residential mortgage loans. The Bank offers a full array of deposit accounts including time deposits, checking, savings accounts and money market accounts. The Bank targets small businesses, professionals, and high net worth individuals as its primary customers, and does not engage in high volume, consumer banking. The Bank believes it competes successfully for its target market by offering superior customer service. This service includes having loan officers intimately involved in the loan approval process and delivering prompt responses to customer loan applications.

     The principal executive offices of the Company and the Bank are located at 619 Alexander Road, Princeton, New Jersey 08540, and the telephone number is
(609) 520-0601.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data set forth at and for each of the five years presented below, except for the "Performance Ratios," "Net Charge-offs (Recoveries) to Average Loans" and "Leverage Capital", are derived from the consolidated financial statements of the Company, which have been audited by Coopers & Lybrand, LLP independent auditors, whose report thereon is incorporated by reference herein. The selected consolidated financial information for the three-month periods ended March 31, 1997 and 1996 are derived from unaudited financial statements of the Company, which, in the opinion of management, include all adjustments, consisting only of normal, recurring accruals which are necessary for a fair presentation of the data for these periods. The results of operations for the three months ended March 31, 1997 are unaudited and are not necessarily indicative of the results of operations to be expected for the twelve months ending December 31, 1997. The selected consolidated financial information should be read in conjunction with the consolidated financial statements of the Company, including the related notes, thereto incorporated by reference herein. See "Additional Financial Information."

==============================================================================================================================
                                             Three Months Ended                              Years Ended
                                                March 31,                                    December 31,
                                           ---------------------      --------------------------------------------------------
                                                (Unaudited)
------------------------------------------------------------------------------------------------------------------------------
                                            1997          1996          1996          1995        1994        1993        1992
------------------------------------------------------------------------------------------------------------------------------
                                              (Dollars in thousands, except per share data)
------------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA:
------------------------------------------------------------------------------------------------------------------------------
Interest income......................     $7,445        $5,344       $24,464       $18,706     $13,555      $9,877      $8,217
------------------------------------------------------------------------------------------------------------------------------
Interest expense.....................      3,645         2,327        10,884         8,464       5,149       3,639       3,451
                                           -----         -----        ------         -----       -----       -----       -----
------------------------------------------------------------------------------------------------------------------------------
Net interest income..................      3,800         3,017        13,580        10,242       8,406       6,238       4,766
------------------------------------------------------------------------------------------------------------------------------
Provision for loan losses ...........        146           172         1,609           369         650         429         476
                                             ---           ---         -----           ---         ---         ---         ---
------------------------------------------------------------------------------------------------------------------------------
Net interest income after
   provision for loan losses ........      3,654         2,845        11,971         9,873       7,756       5,809       4,290

------------------------------------------------------------------------------------------------------------------------------
Non-interest income..................        187           299         1,360           744         495         471         607
------------------------------------------------------------------------------------------------------------------------------
Non-interest expense.................      2,693         2,280        10,054         7,724       6,056       4,696       3,399
                                           -----         -----        ------         -----       -----       -----       -----
------------------------------------------------------------------------------------------------------------------------------
Income before income taxes ..........      1,148           864         3,277         2,893       2,195       1,584       1,498
------------------------------------------------------------------------------------------------------------------------------
Income tax expense...................        381           258         1,133           765         656         520         485
                                             ---           ---         -----           ---         ---         ---         ---
==============================================================================================================================
Net income...........................       $767          $606        $2,144        $2,128      $1,539      $1,064      $1,013
                                            ====          ====        ======        ======      ======      ======      ======

------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA:
------------------------------------------------------------------------------------------------------------------------------
Net income - primary.................      $0.33         $0.29         $1.01         $1.08       $1.11       $0.98       $0.93
------------------------------------------------------------------------------------------------------------------------------
           - fully diluted                  0.33          0.29         $1.00          1.07        1.11        0.98        0.93
------------------------------------------------------------------------------------------------------------------------------
Cash dividends(1)....................       0.14          0.12          0.49          0.48        0.40        0.32        0.24
------------------------------------------------------------------------------------------------------------------------------
Book value...........................      11.91         11.26         11.65         11.27        9.56        9.90        9.19
------------------------------------------------------------------------------------------------------------------------------

==============================================================================================================================
                                             Three Months Ended                              Years Ended
                                                March 31,                                    December 31,
                                           ---------------------      --------------------------------------------------------
                                                (Unaudited)
------------------------------------------------------------------------------------------------------------------------------
Weighted average                            1997          1996          1996          1995        1994        1993        1992
   shares outstanding:
------------------------------------------------------------------------------------------------------------------------------
         Primary.....................  2,320,768     2,098,955     2,124,807     1,972,776   1,381,622   1,090,471   1,090,471
------------------------------------------------------------------------------------------------------------------------------
         Fully diluted...............  2,320,768     2,098,955     2,141,706     1,990,386   1,381,622   1,090,471   1,090,471
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:
------------------------------------------------------------------------------------------------------------------------------
Total assets.........................   $382,663      $268,295      $343,357      $250,562    $195,654    $154,363    $119,478
------------------------------------------------------------------------------------------------------------------------------
Federal funds sold...................     18,425         5,950            --            --          --       2,350      11,345
------------------------------------------------------------------------------------------------------------------------------
Net loans............................    266,378       180,252       263,797       162,587     138,897     116,266      80,811
------------------------------------------------------------------------------------------------------------------------------
Investment securities................     75,724        64,444        53,374        70,577      44,920      28,728      21,496
------------------------------------------------------------------------------------------------------------------------------
Deposits.............................    341,607       235,682       302,562       210,201     176,789     143,178     108,214
------------------------------------------------------------------------------------------------------------------------------
Total stockholders'
   equity............................     24,771        21,780        23,742        21,794      18,056      10,798      10,021
------------------------------------------------------------------------------------------------------------------------------
Average equity to
  average total assets..............        6.87%         8.60%         7.75%         8.84%       7.67%       7.10%       9.25%
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
PERFORMANCE RATIOS:
------------------------------------------------------------------------------------------------------------------------------
Return on average
 assets(3)...........................       0.88%         0.95%         0.75%         0.95%       0.87%       0.81%       0.98%
------------------------------------------------------------------------------------------------------------------------------
Return on average
  stockholders' equity(3)............      12.82%        11.05%         9.68%        10.72%      11.39%      11.38%      10.60%
------------------------------------------------------------------------------------------------------------------------------
Net interest margin(2)(3) ...........       4.64%         5.21%         5.11%         5.02%       5.16%       5.08%       4.93%
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
ASSET QUALITY RATIOS:
------------------------------------------------------------------------------------------------------------------------------
Allowance for loan
  losses to total loans .............       1.03%         1.00%         1.00%         1.07%       1.00%       0.84%       0.99%
------------------------------------------------------------------------------------------------------------------------------
Allowance for loan
  losses to non-accrual loans .......      55.36%        46.86%        79.74%        43.56%      67.80%      30.44%      34.42%
------------------------------------------------------------------------------------------------------------------------------
Non-performing
 loans to total loans................       1.85%         2.13%         1.25%         2.45%       1.47%       2.75%       2.87%
------------------------------------------------------------------------------------------------------------------------------
Non-performing assets
 to total assets.....................       1.47%         1.57%         1.11%         1.61%       1.06%       2.09%       1.96%
------------------------------------------------------------------------------------------------------------------------------
Net charge-offs
   to average outstanding loans .....       0.02%         0.06%         0.34%         0.01%       0.19%       0.28%       0.35%
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
LIQUIDITY AND
   CAPITAL RATIOS:
------------------------------------------------------------------------------------------------------------------------------
Dividend payout......................      42.36%        41.56%        48.56%        44.50%      35.91%      32.80%      25.84%

------------------------------------------------------------------------------------------------------------------------------
Loans to deposits....................      78.79%        77.25%        88.07%        78.18%      79.36%      81.89%      75.42%
------------------------------------------------------------------------------------------------------------------------------
Tier I risk-based capital ...........       9.01%        10.93%         8.81%        12.04%      14.06%       9.61%      13.10%
------------------------------------------------------------------------------------------------------------------------------

==============================================================================================================================
                                             Three Months Ended                              Years Ended
                                                March 31,                                    December 31,
                                           ---------------------      --------------------------------------------------------
                                                (Unaudited)
------------------------------------------------------------------------------------------------------------------------------
                                            1997          1996          1996          1995        1994        1993        1992
------------------------------------------------------------------------------------------------------------------------------
Total risk-based capital ............      10.01%        11.84%         9.79%        13.03%      15.06%      10.48%      14.16%
------------------------------------------------------------------------------------------------------------------------------
Leverage capital.....................       7.07%         8.46%         7.20%         8.87%      10.47%       8.20%       8.40%
------------------------------------------------------------------------------------------------------------------------------

(1)  Cash dividends per share have not been restated for stock dividends.

(2) Yields on tax-exempt obligations have been computed on a fully tax-equivalent basis, assuming a Federal income tax rate of 34%.

(3) The component of annualized income in the referenced quarterly ratios is calculated by dividing the quarterly income by the number of days within the quarter and annualizing the income based on the number of days within the year.

                                  RISK FACTORS

     Prospective investors should consider the following risk factors, in addition to other information contained or incorporated by reference herein, in connection with a decision to purchase the shares offered hereby.

ABILITY TO SUSTAIN GROWTH; PROFITABILITY

     The Company has grown rapidly in the past five years and intends to continue to grow rapidly in the near future. The Company's assets, deposits and net loans have increased from $119.5 million, $108.2 million and $80.8 million, respectively at the end of 1992 to $382.7 million, $341.6 million and $266.4 million at March 31, 1997. Historically, the Company's growth has been internally generated through greater penetration of its existing markets and de novo branching. Continued growth may be accomplished through internal expansion and possible acquisitions of financial institutions. As a consequence of the Company's growth strategy, the Company's short term profitability could be negatively impacted.

     The Company's continued rapid growth and success will depend on its ability to attract additional deposits, locate sound loan and investment opportunities, expand into new marketplaces and identify potential acquisition candidates. In addition, the Company's continued rapid growth and success also depends on the ability of its officers and key employees to manage such growth effectively, to attract and retain skilled employees and to expand the capabilities of the Company's management information systems. Accordingly, there can be no assurance that the Company will be successful in managing its expansion and the failure to do so would adversely effect the Company's financial position.

SOURCES OF DIVIDENDS ON COMMON STOCK

     The Company is a legal entity separate and distinct from the Bank. The Company has no material assets other than its ownership of the Bank. Earnings of the Company are wholly dependent on the earnings of the Bank, as the Company has engaged in no significant operations of its own. Accordingly, the earnings of the Company, and its ability to pay dividends with respect to the Common Stock, are largely dependent on the receipt by the Company of the earnings of the Bank in the form of dividends. Any restriction on the ability of the Bank to pay dividends to the Company could significantly and adversely affect the ability of the Company to pay dividends with respect to the Common Stock. The Bank's ability to pay dividends or make other capital distributions to the Company is governed by regulations imposed by the Office of the Comptroller of the Currency, the Bank's primary regulator.

COMPETITION

     The Bank's principal market area is served by branch offices of large commercial banks and thrift institutions. A number of these institutions have substantially greater resources than the Company to expend upon advertising and marketing, and their substantially greater capitalization enables them to make much larger loans. The Company's success depends a great deal upon its judgment that large and mid-size financial institutions do not adequately serve small businesses, professionals and high net worth individuals in its principal market area and the Company's ability to compete favorably for such customers.

     In addition to existing competition, on September 29, 1994, the Riegel-Neal Interstate Banking and Branching Efficiency Act (the "Interstate Act") was signed into law. The Interstate Act reduces restrictions on the acquisition of New Jersey financial institutions by out of state bank holding companies and financial institutions, and permits the operations of acquired New Jersey institutions to be conducted under existing charters, thereby making acquisitions of New Jersey institutions more efficient and cost effective for out of state bank holding companies and financial service institutions. Adoption of the Interstate Act may make the New Jersey banking market even more competitive than it currently is.

LENDING RISKS

     The risk of non-payment (or deferred or delayed payment) of loans is inherent in commercial banking. Such non-payment, or delayed or deferred payment of loans to the Bank, if they occur, may have a material adverse effect on the Company's earnings and overall financial condition. Additionally, in compliance with applicable banking laws and regulation, the Bank maintains an allowance for loan losses created through charges against earnings. As of March 31, 1997, the Bank's allowance for loan losses was $2.8 million. The Bank's marketing focus on small to medium-size businesses and professionals may result in the assumption by the Bank of certain lending risks that are different from or greater than those which would apply to loans made to larger companies. Company management seeks to minimize the Company's credit risk exposure through credit controls which include evaluation of potential borrowers, available collateral, liquidity and cash flow. However, there can be no assurance that such procedures will actually reduce loan losses.

SUPERVISION AND REGULATION

     The federal and state laws and regulations applicable to the Company and the Bank give regulatory authorities extensive discretion in connection with their supervisory and enforcement responsibilities, and generally have been promulgated to protect depositors and the deposit insurance funds and not for the purpose of protecting stockholders. These laws and regulations can materially affect the future business of the Company and the Bank. Laws and regulations now affecting the Company and the Bank may be changed at any time, and the interpretation of such laws and regulations by bank regulatory authorities is also subject to change. The Company can give no assurance that future changes in laws and regulations or changes in their interpretation will not adversely affect the business of the Company and the Bank.

                                 USE OF PROCEEDS

     The total gross proceeds from the exercise of the Warrants may range from zero to $_____________, depending upon the number of Warrants exercised by the Warrant Conversion Agents. The proceeds of the exercise of Warrants will be paid directly to the Company. The Company will not receive any proceeds from the sale of the Common Stock. The Company will receive proceeds from the exercise of Warrants by the Warrant Conversion Agents and other holders of the Warrants. If all Warrants outstanding on the date hereof are exercised, the Company will receive gross proceeds of $________. The Company will pay estimated expenses relating to the exercise of the Warrants and the sale of the Common Stock of approximately $_____________, assuming ______ Warrants are purchased and exercised by the Warrant Conversion Agents, yielding gross proceeds upon the exercise of Warrants of $_______. See "Plan of Distribution by Warrant Conversion Agents." The Company intends to use the proceeds for general corporate purposes and to support its continued growth and expansion both through internal expansion and the possible acquisition of other financial institutions, although the Company does not currently have any agreements or commitments for specific acquisitions.

                PLAN OF DISTRIBUTION BY WARRANT CONVERSION AGENTS

     The shares of Common Stock offered hereby are being sold by Janney Montgomery Scott Inc. and First Colonial Securities Group, Inc., the Warrant Conversion Agents. The shares of Common Stock will be acquired by the Warrant Conversion Agents pursuant to the terms of a Warrant Conversion Agency Agreement dated _______ __, 1997 between the Warrant Conversion Agents and the Company (the "Warrant Conversion Agreement"). Pursuant to the terms of the Warrant Conversion Agreement, the Warrant Conversion Agents will act as conversion agents to facilitate the exercise of Warrants and further to purchase Warrants that become available on the open market, exercise the Warrants, and then sell the Common Stock purchased. The Warrant Conversion Agents will purchase the Warrants at the then prevailing market prices on the Nasdaq National Market. The open market purchases by the Warrant Conversion Agents will continue for a thirty day period commencing on the date of this Prospectus and ending on the Warrant Expiration Date (the "Conversion and Sales Period").

     The Company will pay the Warrant Conversion Agents commissions of $.40 per Warrant for any Warrants exercised by holders after May 6, 1997 and $.97 per Warrant for any open market purchases by the Warrant Conversion Agents during the Conversion and Sales Period. In addition to these commissions, the Company has agreed to pay the Warrant Conversion Agents a standby underwriting fee of $100,000 and a non-accountable expense allowance of $40,000. The total fees and expenses payable to the Warrant Conversion Agents under the Warrant Conversion Agreement may not be less than $375,000 nor more than $500,000.

     The Warrant Conversion Agents will receive the net proceeds of the offering of Common Stock. Although the Company will not receive proceeds from the sale of the Common Stock, the Company will receive proceeds upon the exercise of the Warrants by the holders thereof and the Warrant Conversion Agents. The Company will use the proceeds for general corporate purposes and to facilitate the Company's plans for expansion. See "Use of Proceeds".

     The Company and the Warrant Conversion Agents have agreed in the Warrant Conversion Agreement to indemnify each other against certain liabilities, including certain liabilities under the Securities Act, and to contribute to payments that each may be required to make in respect thereof.

     Michael E. Golden, a director of the Company, is the principal stockholder and Chief Executive Officer of First Colonial Securities Group, Inc. who, along with Janney Montgomery Scott Inc., are acting as Warrant Conversion Agents.

     The foregoing includes a summary of the terms of the Warrant Conversion Agreement and does not purport to be complete. Reference is made to a copy of the Warrant Conversion Agreement that is on file as an exhibit to the Registration Statement to which this Prospectus is a part.

                        ADDITIONAL FINANCIAL INFORMATION

     The Company's unaudited consolidated financial statements at and for the three months ended March 31, 1997 and 1996 are included as Appendix A to this Prospectus. The Company's audited financial statements at and for the years ended December 31, 1996 and 1995 are incorporated by reference herein. See "Information Incorporated by Reference."

                           WARRANT AND TRANSFER AGENT

     The Company's warrant and transfer agent for Warrants and Common Stock is Registrar and Transfer Company, with an office at 10 Commerce Drive, Cranford, New Jersey 07016.

                                  LEGAL MATTERS

     The validity of the Common Stock offered hereby has been passed upon for the Company by McCarter & English, Newark, New Jersey.

                                     EXPERTS

     The consolidated balance sheets as of December 31, 1996 and 1995 and the consolidated statements of income, stockholders equity and cash flows for each of the three years in the period ended December 31, 1996, incorporated by reference into the Company's Annual Report on Form 10-KSB for the year ended December 31, 1996, have been audited by Coopers & Lybrand, LLP, independent auditors, as set forth in their report thereon included therein, which report includes an explanatory paragraph regarding the change in method of accounting for certain investment securities in 1994, which is incorporated by reference herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                                                      APPENDIX A
================================================================================

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 10-QSB

                                   ----------

(Mark One)

    [X]         Quarterly report pursuant to Section 13 or 15(d)
                     of the Securities Exchange Act of 1934

                  For the quarterly period ended March 31, 1997


     [ ]          Transition report under Section 13 or 15(d)
                              of the Exchange Act

               For the transition period from ________ to ________


                          Commission file number 0-2456


                                CARNEGIE BANCORP
        -----------------------------------------------------------------
        (Exact name of small business issuer as specified in its charter)


          NEW JERSEY                                            22-3257100
-------------------------------                             -------------------
(State or other jurisdiction of                              (I.R.S. Employer
incorporation or organization)                              Identification No.)


                 619 ALEXANDER ROAD, PRINCETON, NEW JERSEY 08540
                 -----------------------------------------------
                    (Address of principal executive offices)


                                 (609) 520-0601
              ----------------------------------------------------
              (Registrant's telephone number, including area code)


                                 NOT APPLICABLE
              ----------------------------------------------------
              (Former name, former address and former fiscal year,
                         if changed since last report)


Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceeding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                              Yes   X        No
                                   ---          ---

                      APPLICABLE ONLY TO CORPORATE ISSUERS:

Indicate the number of shares outstanding of each of the issuer's classes of common equity, as of the latest practicable date.

    COMMON STOCK, NO PAR -- 2,090,046 SHARES OUTSTANDING AS OF APRIL 25, 1997

================================================================================

                                      INDEX

                         CARNEGIE BANCORP AND SUBSIDIARY

                                   ----------

                                                                        Page No.
                                                                        --------
PART I. FINANCIAL INFORMATION

Item 1. Financial Statements

        Consolidated Condensed Balance Sheets at
          March 31, 1997 (Unaudited) and December 31, 1996 ............     3

        Consolidated Condensed Statements of Income for the three
          months ended March 31, 1997 and 1996 (Unaudited) ............     4

        Consolidated Condensed Statements of Cash Flows for the
          three months ended March 31, 1997 and 1996 (Unaudited) ......     5

        Notes to Consolidated Condensed Financial Statements...........   6 - 11

Item 2. Management's Discussion and Analysis of Financial Condition
          and Results of Operations ...................................  12 - 21


PART II. OTHER INFORMATION

Item 1. Legal Proceedings .............................................    22

Item 2. Changes in Securities .........................................    22

Item 3. Defaults Upon Senior Securities ...............................    22

Item 4. Submission of Matters to a Vote of Security Holders ...........    22

Item 5. Other Information .............................................    22

Item 6. Exhibits and Reports on Form 8-K

          a. Exhibit 27 -- Financial Data Schedule ....................    22
          b. Reports on Form 8-K ......................................    22

SIGNATURES ............................................................    23

                                  CARNEGIE BANCORP AND SUBSIDIARY

                               CONSOLIDATED CONDENSED BALANCE SHEETS


                                                                   March 31, 1997     December 31,
                                                                    (Unaudited)           1996
                                                                    -----------       ------------
                                                                       (Dollars in thousands)
ASSETS
Cash and cash equivalents:
  Cash and due from banks.....................................       $ 12,906          $ 16,745
  Federal funds sold..........................................         18,425               --
                                                                     --------          --------
            Total cash and cash equivalents ..................         31,331            16,745
                                                                     --------          --------
Investment Securities:
  Available for sale..........................................         52,792            30,110
  Held to maturity (fair value $22,750 at March 31,
    1997 and $23,258 at December 31, 1996)....................         22,932            23,264
                                                                      -------           -------
            Total investment securities ......................         75,724            53,374
                                                                      -------           -------
Loans, net of allowance for loan losses of $2,761 at
  March 31, 1997 and $2,665 at December 31, 1996..............        266,378           263,797
Premises and equipment, net...................................          4,715             4,482
Other real estate owned.......................................            644               473
Accrued interest receivable and other assets..................          3,871             4,486
                                                                     --------          --------
            TOTAL ASSETS .....................................       $382,663          $343,357
                                                                     ========          ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
  Non-interest bearing demand deposits........................        $43,410           $42,372
  Interest bearing deposits:
    Savings deposits..........................................        177,617           139,671
    Other time deposits.......................................         60,357            62,008
    Certificates of deposit $100,000 and over.................         60,223            58,511
                                                                     --------          --------
            Total deposits ...................................        341,607           302,562
                                                                      -------           -------
Short-term borrowings.........................................            --              1,000
Long-term debt................................................         14,425            14,425
Accrued interest payable and other liabilities................          1,860             1,628
                                                                     --------          --------
            Total liabilities ................................        357,892           319,615
                                                                     --------          --------
Commitments and contingencies
Stockholders' equity:
    Common stock, no par value, authorized 5,000,000 shares;
      issued and outstanding 2,080,526 at March 31, 1997
      and 1,940,942 at December 31, 1996......................         10,403             9,705
    Capital surplus...........................................         14,407            12,711
    Undivided profits.........................................            193             1,530
    Net unrealized holding (losses) on securities
      available for sale......................................           (232)             (204)
                                                                     --------          --------
            Total stockholders' equity .......................         24,771            23,742
                                                                     --------          --------
            TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY........       $382,663          $343,357
                                                                     ========          ========


              See accompanying notes to consolidated condensed financial statements.

                        CARNEGIE BANCORP AND SUBSIDIARY

            CONSOLIDATED CONDENSED STATEMENTS OF INCOME (Unaudited)

                  Dollars in thousands, except per share data


                                                            Three Months Ended
                                                                 March 31,
                                                            ------------------
                                                             1997        1996
                                                            ------      ------
Interest income:
   Loans, including fees ...............................    $6,304      $4,252
   Federal funds sold ..................................       113          10
   Investment securities:
      Taxable ..........................................       959         839
      Tax-exempt .......................................        69         243
                                                            ------      ------
         Total interest income .........................     7,445       5,344
                                                            ------      ------
Interest expense:
   Savings deposits ....................................     1,693         677
   Other time deposits .................................       960         849
   Certificates of deposit $100,000 and over ...........       743         491
   Short-term borrowings ...............................        23         310
   Long-term debt ......................................       226         --
                                                            ------      ------
         Total interest expense ........................     3,645       2,327
                                                            ------      ------
         Net interest income ...........................     3,800       3,017
Provision for loan losses ..............................       146         172
                                                            ------      ------
         Net interest income after provision
            for loan losses ............................     3,654       2,845
                                                            ------      ------
Non-interest income:
   Service fees on deposits ............................       114          90
   Other fees and commissions ..........................       164          81
   Investment securities gains .........................       --          195
   Investment securities losses ........................       (91)        (67)
                                                            ------      ------
         Total non-interest income .....................       187         299
                                                            ------      ------
Non-interest expense:
   Salaries and wages ..................................     1,054         862
   Employee benefits ...................................       278         214
   Occupancy expense ...................................       368         327
   Furniture and equipment .............................       270         211
   Other ...............................................       723         666
                                                            ------      ------
         Total non-interest expense ....................     2,693       2,280
                                                            ------      ------
         Income before income taxes ....................     1,148         864
Income tax expense .....................................       381         258
                                                            ------      ------
         Net Income ....................................    $  767      $  606
                                                            ======      ======
Per Common Share:
   Net income -- primary ...............................    $ 0.33      $ 0.29
   Net income -- fully diluted .........................    $ 0.33      $ 0.29
   Cash Dividends ......................................    $ 0.14      $ 0.12

Weighted average shares outstanding (in thousands):
   Primary .............................................     2,321       2,099
   Fully Diluted .......................................     2,321       2,099


     See accompanying notes to consolidated condensed financial statements.

                        CARNEGIE BANCORP AND SUBSIDIARY

          CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS (Unaudited)


                                                            Three Months Ended
                                                                 March 31,
                                                           --------------------
                                                             1997        1996
                                                           --------    --------
                                                              (000's omitted)
Cash flows from operating activities:
  Net income ...........................................   $    767    $    606
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Depreciation and amortization ....................        269         207
      Provision for loan losses ........................        146         172
      Accretion of investment discount .................        (25)         (4)
      Amortization of investment premium ...............         34         141
      Gain on sale of available-for-sale securities.....       --          (195)
      Loss on sale of available-for-sale securities ....         91          67
      Decrease (increase) in accrued interest
        receivable and other assets ....................        632        (375)
      Increase (decrease) in accrued interest
        payable and other liabilities ..................        232        (234)
                                                           --------    --------
           Net cash provided by operating activities ...      2,146         385
                                                           --------    --------
Cash flows from investing activities:
  Proceeds from sale of securities available-for-sale ..      6,636      18,999
  Proceeds from maturities and principal paydowns of
     investment securities .............................        771       1,291
  Purchase of securities available-for-sale ............    (29,902)     (3,004)
  Purchase of securities held-to-maturity ..............       --       (11,823)
  Net increase in loans made to customers ..............     (2,900)    (17,839)
  Cash collected on previously charged-off loans .......          2           2
  Additions to premises and equipment ..................       (502)       (446)
                                                           --------    --------
           Net cash used in investing activities .......    (25,895)    (12,820)
                                                           --------    --------
Cash flows from financing activities:
  Net increase in deposits .............................     39,045      25,481
  Net decrease in short term borrowings ................     (1,000)     (7,500)
  Proceeds from common stock issued on exercise
    of options and warrants ............................        576        --
  Cash paid for dividends ..............................       (286)       (210)
                                                           --------    --------
           Net cash provided by financing activities ...     38,335      17,771
                                                           --------    --------
Net change in cash and cash equivalents ................     14,586       5,336
Cash and cash equivalents as of beginning of year ......     16,745      10,207
                                                           --------    --------
Cash and cash equivalents as of end of period ..........   $ 31,331    $ 15,543
                                                           ========    ========
Supplemental disclosures:
Cash paid during the period for:
  Interest .............................................   $  3,492    $  2,315
  Income taxes .........................................   $      0    $      0


     See accompanying notes to consolidated condensed financial statements.

                        CARNEGIE BANCORP AND SUBSIDIARY

        NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (Unaudited)


NOTE A -- BASIS OF PRESENTATION

The consolidated condensed financial statements included herein have been prepared without audit pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the financial statement date and the reported amounts of revenues and expenses during the reporting period. Since management's judgement involves making estimates concerning the likelihood of future events, the actual results could differ from those estimates which will have a positive or negative effect on future period results. The accompanying consolidated condensed financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Such adjustments are of a normal recurring nature. These consolidated condensed financial statements should be read in conjunction with the audited financial statements and the notes thereto as of and for the year ended December 31, 1996. The results for the three months ended March 31, 1997 are not necessarily indicative of the results that may be expected for the year ended December 31, 1997.

Income per common share is computed by dividing net income by the weighted average number of common shares and common share equivalents (when dilutive) outstanding during each period after giving retroactive effect to stock dividends declared. The common share equivalents of options and warrants in the computation of primary earnings per share is computed utilizing the Treasury Stock method. For purposes of this computation, the average market price of common stock during each three-month quarter included in the period being reported upon, is used, when dilutive. The ending market price of common stock is used, however, for fully diluted income per share if the ending price is higher than the average price.

The consolidated condensed financial statements include the accounts of the Company and Carnegie Bank, N.A., its wholly-owned subsidiary. All significant inter-company accounts and transactions have been eliminated.

NOTE B -- INVESTMENT SECURITIES

The Company classifies its investments in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," ("SFAS 115"). SFAS 115 requires that an enterprise classify its investments in debt securities as either securities held to maturity (carrying amount equals amortized cost), securities available for sale (carrying amount equals estimated fair value; unrealized gains and losses recorded in a separate component of stockholders' equity, net of taxes) or trading securities (carrying amount equals estimated fair value; unrealized gains and losses included in the determination of net income).

The Company has evaluated all of its investments in debt securities and has classified them as either held to maturity or available for sale. Any security which is a U.S. Government security, U.S. Government agency security, an agency mortgage-backed security, or an obligation of a state or political subdivision may be placed in the held-to-maturity category if acquired with the intent and ability to maintain the security in the portfolio until maturity. Premiums and discounts on these securities are amortized or accreted based on the effective yield method. Realized gains and losses from the sale of securities available for sale are determined on a specific identification cost basis.

                        CARNEGIE BANCORP AND SUBSIDIARY

Management determines the appropriate classification of securities at the time of purchase. At March 31, 1997 and December 31, 1996, a majority of the Company's investment securities was classified as available for sale. Due to this classification, the Company's stockholders' equity will be affected by changing interest rates which affect the market price of the Company's securities available for sale. At March 31, 1997 and December 31, 1996, no investment securities were classified as trading securities.

The following tables present the book values, market values and gross unrealized gains and losses of the Company's investment securities portfolio as of March 31, 1997 and December 31, 1996.

                                                   March 31, 1997
                                     -------------------------------------------
                                                  Gross       Gross
                                     Amortized  Unrealized  Unrealized   Market
                                       Cost       Gains       Losses      Value
                                     ---------  ----------  ----------   -------
                                                (Dollars in thousands)
Securities available for sale (1):
  U.S. Government .................   $21,559      $ --       ($125)     $21,434
  Mortgage-backed securities ......    15,491        42       ( 226)      15,307
  Obligations of State and
    Political Subdivisions ........     8,060        --         --         8,060
  Other securities ................     8,049        --       (  58)       7,991
                                      -------      ----        ----      -------
                                      $53,159      $ 42       ($409)     $52,792
                                      =======      ====        ====      =======
Securities held to maturity:
  U.S. Government .................   $ 9,036      $ 56       ($  9)     $ 9,083
  Mortgage-backed securities ......    13,896        --       ( 229)      13,667
                                      -------      ----        ----      -------
                                      $22,932      $ 56       ($238)     $22,750
                                      =======      ====        ====      =======
----------
(1) Net unrealized losses of $232 thousand, net of a tax benefit of $135 thousand, were reported as a reduction to stockholders' equity at March 31, 1997.


                                                  December 31, 1996
                                     -------------------------------------------
                                                  Gross       Gross
                                     Amortized  Unrealized  Unrealized   Market
                                       Cost       Gains       Losses      Value
                                     ---------  ----------  ----------   -------
                                                (Dollars in thousands)
Securities available for sale (2):
  U.S. Government .................   $ 5,986      $ --       ($ 50)     $ 5,936
  Mortgage-backed securities ......    15,524        49       ( 267)      15,306
  Obligations of State and
    Political Subdivisions ........       890        --          --          890
  Other securities ................     8,032        --       (  54)       7,978
                                      -------      ----        ----      -------
                                      $30,432      $ 49       ($371)     $30,110
                                      =======      ====        ====      =======
Securities held to maturity:
  U.S. Government .................   $ 9,035      $208          --      $ 9,243
  Mortgage-backed securities ......    14,229        --       ( 214)      14,015
                                      -------      ----        ----      -------
                                      $23,264      $208       ($214)     $23,258
                                      =======      ====        ====      =======
----------
(2) Net unrealized losses of $204 thousand, net of a tax benefit of $118 thousand, were reported as a reduction to stockholders' equity at December 31, 1996.

                        CARNEGIE BANCORP AND SUBSIDIARY

NOTE C -- LOANS AND ALLOWANCE FOR LOAN LOSSES

The following table summarizes the components of the loan portfolio as of March 31, 1997 and December 31, 1996.


                         LOAN PORTFOLIO BY TYPE OF LOAN

                                       March 31, 1997         December 31, 1996
                                    -------------------      -------------------
                                     Amount         %         Amount         %
                                    --------     ------      --------     ------
                                                (Dollars in thousands)

Commercial and financial........    $ 79,604      29.6%      $ 79,907      30.0%
Real estate construction........      15,872       5.9%        16,905       6.3%
Residential mortgage............      24,681       9.2%        23,173       8.7%
Commercial mortgage.............     137,081      50.9%       133,908      50.3%
Installment.....................      11,901       4.4%        12,569       4.7%
                                    --------     ------      --------     ------
                                    $269,139     100.0%      $266,462     100.0%
                                    ========     =====       ========     =====


The following table represents activity in the allowance for loan losses for the three month period ended March 31, 1997 and 1996.


                            ALLOWANCE FOR LOAN LOSSES

                                                          Three Months Ended
                                                              March 31,
                                                       ----------------------
                                                        1997            1996
                                                       ------          ------
                                                       (Dollars in thousands)

Balance -- beginning of period ...................     $2,665          $1,754
Charge-offs ......................................        (52)           (107)
Recoveries .......................................          2               2
                                                       ------          ------
Net (charge-offs) recoveries .....................        (50)           (105)
Provision for loan losses ........................        146             172
                                                       ------          ------
Balance -- end of period .........................     $2,761          $1,821
                                                       ======          ======

NOTE D -- ACCOUNTING FOR LOAN IMPAIRMENT

Loans aggregated for evaluation under SFAS No. 114 are those loans risk rated by the Bank as substandard and doubtful. At March 31, 1997, the recorded investment in loans for which impairment has been recognized totaled $4,737,000 of which $1,070,000 related to loans with no valuation allowance because the Bank expects repayment in full and $3,667,000 is related to loans with a corresponding valuation allowance of $361,000. The total amount of impaired loans measured using the present value of expected future cash flows amounted to $699,000 and the total amount of impaired loans measured using the fair value of the loan's collateral amounted to $4,038,000. For the quarter ended March 31, 1997, the average recorded investment in impaired loans was approximately $4,520,000. The Company recognized no income on impaired loans during the portion of the year that they were impaired.

                        CARNEGIE BANCORP AND SUBSIDIARY

At December 31, 1996, the recorded investment in loans for which impairment has been recognized totaled $4,175,000 of which $1,070,000 related to loans with no valuation allowance because the Bank expects repayment in full and $3,105,000 is related to loans with a corresponding valuation allowance of $315,000. The total amount of impaired loans measured using the present value of expected future cash flows amounted to $714,000 and the total amount of impaired loans measured using the fair value of the loan's collateral amounted to $3,461,000. For the year ended December 31, 1996, the average recorded investment in impaired loans was approximately $3,523,000. The Company recognized $15,000 of interest on impaired loans on a cash basis, during the portion of the year that they were impaired.


NOTE E -- RECLASSIFICATIONS

Certain amounts in the financial statements presented for prior periods have been reclassified to conform with the 1997 presentation.


NOTE F -- DIVIDENDS

The Board of Directors declared both a stock dividend and a cash dividend in January, 1997. Stockholders of record on February 12, 1997 received a 5% stock dividend on March 19, 1997 and stockholders of record on February 19, 1997 received a $.14 per share cash dividend, paid on March 19, 1997. Weighted average shares outstanding and earnings per share have been retroactively adjusted to reflect the stock dividend.

The Board of Directors also declared a second quarter cash dividend of $.14 per share on April 23, 1997. The dividend will be payable on June 18, 1997 to shareholders of record on May 21, 1997.


NOTE G -- STOCK WARRANTS

On August 16, 1994 the Company issued, through a public offering, 690,000 units. Each unit consisted of one share of common stock and one warrant to purchase one share of common stock at an exercise price of $15.09 for a period of three years from the date of issuance. At March 31, 1997 there were 563,282 warrants outstanding. As adjusted for the Company's 1995, 1996, and 1997 5% stock dividends these warrants are convertible into 652,069 shares of common stock which is equivalent to an effective price per share of approximately $13.04.

                        CARNEGIE BANCORP AND SUBSIDIARY

NOTE H -- SHORT-TERM BORROWINGS

The composition of short-term borrowings follows:


                                                    March 31,       December 31,
                                                      1997             1996
                                                    --------        ------------
                                                       (Dollars in thousands)
Overnight Federal funds purchased
   -- balance......................................  $  --            $ 1,000
   -- weighted average rate........................     --              7.38%
   -- maturity date................................     --            1/02/97


NOTE I -- LONG-TERM DEBT

The composition of long-term debt follows:

                                                    March 31,       December 31,
                                                      1997             1996
                                                    --------        ------------
                                                       (Dollars in thousands)
6.27% fixed rate term borrowing with Federal
      Home Loan Bank-NY, due 4/22/98...............  $10,000          $10,000

6.50% fixed rate repurchase agreement
      with Salomon Bros., due 4/19/99..............    4,425            4,425
                                                     -------          -------
                                                     $14,425          $14,425
                                                     =======          =======


NOTE J -- MERGER AGREEMENT TERMINATED

On January 15, 1997 Carnegie Bancorp announced the termination of the Amended and Restated Agreement and Plan of Merger that had provided for the merger of Regent Bancshares Corp. into Carnegie Bancorp and the concurrent merger of each company's respective subsidiary banks.


NOTE K -- RECENTLY ISSUED ACCOUNTING STANDARDS

ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS
AND EXTINGUISHMENTS OF LIABILITIES.

FASB has issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", as amended by SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of SFAS 125", effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. Earlier or retroactive application is not permitted. This Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. Adoption of this pronouncement did not have a material impact on the Company's consolidated financial statements.

                        CARNEGIE BANCORP AND SUBSIDIARY

EARNINGS PER SHARE.

Issued in March, 1997, SFAS No. 128, "Earnings per Share", establishes standards for computing and presenting earnings per share (EPS) and applies to entities with publicly held common stock or potential common stock. This Statement simplifies the standards for computing earnings per share previously found in APB Opinion No. 15, "Earnings per Share", and makes them comparable to international EPS standards. It replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. This Statement is effective for financial statements issued for periods ending after December 15, 1997, including interim periods; earlier application is not permitted. This Statement requires restatement of all prior-period EPS data presented. Adoption of this pronouncement is not expected to have a material impact on the Company's consolidated financial statements.


DISCLOSURE OF INFORMATION ABOUT CAPITAL STRUCTURE.

FASB has also issued SFAS No. 129, "Disclosure of Information about Capital Structure", establishing standards for disclosing information about an entity's capital structure. This Statement continues the previous requirements to disclose certain information about an entity's capital structure found in APB Opinions No. 10, "Omnibus Opinion - 1966", and No. 15, "Earnings per Share", and FASB Statement No. 47, "Disclosure of Long-Term Obligations", for entities that were subject to the requirements of those standards. This Statement eliminates the exemption of nonpublic entities from certain disclosure requirements of Opinion No. 15 as provided by FASB Statement No. 21, "Suspention of the Reporting of Earnings per Share and Segment Information by Nonpublic Enterprises". It supersedes specific disclosure requirements of Opinions No. 10 and No. 15 and Statement No. 47 and consolidates them in this Statement for ease of retrieval and for greater visibility to nonpublic entities. This Statement is effective for financial statements issued for periods ending after December 15, 1997. It contains no change in disclosure requirements for entities that were previously subject to the requirements of Opinions No. 10 and No. 15 and Statement No. 47 and therefore its adoption will have no effect on the Company's consolidated financial statements.

                        CARNEGIE BANCORP AND SUBSIDIARY


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

This financial review presents Management's discussion and analysis of financial condition and results of operations. It should be read in conjunction with the consolidated condensed financial statements and the accompanying notes included elsewhere herein.


FINANCIAL CONDITION

Total assets at March 31, 1997 increased by $39.3 million, or 11.4%, to $382.7 million compared to $343.4 million at December 31, 1996. Total assets averaged $352.9 million in the first three months of 1997, a $67.1 million, or 23.5%, increase from the 1996 full year average of $285.8 million. Average loans increased $62.0 million, or 30.2%, to $267.5 million in the first three months of 1997, from the 1996 full year average of $205.5 million. Average investment securities decreased by $2.8 million, or 4.5%, to $59.7 million; average Federal funds sold increased by $6.8 million to $8.8 million; and the average of all other assets increased by $1.8 million, or 9.9%, to $19.9 million during the first three months of 1997 compared to the full year 1996 averages.

These increases in average assets were funded primarily by a $78.6 million, or 33.9%, increase in average deposits, as the first quarter of 1997 average deposits increased to $310.7 million from the full year 1996 average of $232.1 million. The decrease in average borrowed funds from $30.9 million for the 1996 full year average to $16.1 million during the first three months of 1997, an average decrease of $14.8 million, or 91.9%, was also attributable to the increase in average deposits.

It is the intention of management to use both its borrowing capacity and deposit raising capacity in a proportion that best controls cost, meets liquidity needs, and satisfies asset/liability mananagement objectives. During 1996, the Company utilized borrowed funds to temporarily fund loan growth, as well as for asset/liability management purposes. During the first quarter of 1997, the Company utilized deposits generated both from recently opened branch offices and from promotional programs in the Bank's existing offices to raise deposits, to fund securities purchases and to repay borrowings.


LENDING ACTIVITY

Total loans at March 31, 1997 were $269.1 million, a 1.0%, or $2.6 million increase from December 31, 1996. Average loans increased by $62.0 million, or 30.2%, to $267.5 million in the first three months of 1997 compared to the 1996 full year average. Changes in the composition of the average loan portfolio during the period included increases of $57.2 million in commercial loans and commercial mortgages, $1.9 million in residential mortgages and an increase of $3.0 million in other installment loans.

The 32.8% increase in average commercial loans and commercial mortgages over the 1996 full year averages is partially attributable to the greater penetration of the marketplace and an improvement in the general economic environment in New Jersey and partially to the purchase of $32.8 million of loan participations from Regent National Bank in September and October, 1996, and Carnegie's purchase of the remaining balance of $3.3 million in these loans in

January, 1997. Carnegie opened a new branch office in Toms River, New Jersey in the fourth quarter of 1995, a new office in Montgomery and a new office in Flemington, New Jersey and a new office in Langhorne, Pennsylvania during the first six months of 1996. Having strong regional lenders on site in these offices has helped to provide the growth Carnegie has experienced during 1996 and has contributed to the higher average loan volume in late 1996 and early 1997. Management intends to continue to pursue quality loans in all lending categories within the Company's market area.


ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses was $2.8 million, or 1.03% of total loans, at March 31, 1997 compared to $2.7 million, or 1.00% of total loans, at December 31, 1996. The balance of non-performing loans, which includes non-accrual loans and excludes accruing loans past due 90 days or more of $427 thousand, was $5.0 million, or 1.9% of total loans at March 31, 1997. This compares to non-performing loans, excluding accruing loans past due 90 days or more of $839 thousand, of $3.3 million, or 1.2% of total loans at December 31, 1996.

The majority of the Company's loans are collateralized by real estate and personal guarantees. Asset quality is a major corporate objective and management believes that the total allowance for loan losses is adequate to absorb potential losses in the loan portfolio, although future changes in economic conditions, borrowers ability to repay their loans, regulatory requirements and other factors may require future additions to the allowance.


INVESTMENT SECURITIES ACTIVITY

Average investment securities decreased by $2.8 million in the first three months of 1997 compared to the 1996 full year average. At period end March 31, 1997 compared to December 31, 1996, investments increased $22.4 million, or 41.9%. During 1996, some of the proceeds of security sales, principal paydowns and maturities were used to fund loan growth rather than to fund additional purchases of investment securities. Strong deposit growth during the fourth quarter of 1996 and first quarter of 1997 was primarily used to reduce borrowed funds, and secondarily to increase the investment securities portfolio.

During the first three months of 1997, proceeds from the sale of securities available-for-sale amounted to $6.6 million, resulting in a $91 thousand loss on the sales, and was offset by the purchase of $29.9 million in securities, all of which were classified as available-for-sale. These purchases were funded primarily by a net increase in deposits of $39.0 million during the same period.

During the first three months of 1996, proceeds from the sale of securities available-for-sale were $19.0 million, and the Company purchased $14.8 million of securities, of which $3.0 million were classified as available-for-sale and $11.8 million as held-to-maturity. The remaining proceeds from the sale of securities and cash flows from net increases in deposits of $25.5 million were used to fund loan growth and reduce short-term borrowed funds during the first three months of 1996.

At March 31, 1997, net unrealized losses in the Company's available-for-sale securities portfolio amounted to $367 thousand and net unrealized losses in the held-to-maturity securities portfolio amounted to $182 thousand. Net unrealized losses of $232 thousand, net of a tax benefit of $135 thousand, were reported as a reduction to stockholders' equity at March 31, 1997.

DEPOSITS

Average total deposits increased by $78.6 million, or 33.9%, to $310.7 million for the three months ended March 31, 1997 compared to the 1996 full year average of $232.1 million. The growth in deposits during this period was primarily due to the expansion of the Company's branch system and its aggressive pricing on certificates of deposit in comparison to the Company's marketplace. Additionally, a new product was introduced in September 1996, a seven month "no penalty" certificate of deposit that allows for complete or partial withdrawals without penalty. This product is reflected in the Company's "savings deposits" which grew from $4.4 million at March 31, 1996 to $105.1 million at March 31, 1997.

Changes in the average deposit mix include a $20.4 million, or 19.9%, increase in certificates of deposit; a $8.8 million, or 16.4%, decrease in money market deposit accounts; a $63.3 million, or 324.6%, increase in savings deposits, including the Company's "no penalty" certificate of deposit; a $3.1 million, or 19.2%, increase in NOW account deposits; and a $631 thousand, or 1.6%, increase in non-interest bearing demand deposits. The dramatic increase in savings deposits reflects the increase in the Company's new "no penalty" seven month certificate of deposit.

Deposits are obtained primarily from the market areas which the Company serves. As of March 31, 1997 the Company did not have any brokered deposits and neither solicited nor offered premiums for such deposits.


LIQUIDITY

Liquidity is a measurement of the Company's ability to meet present and future funding obligations and commitments. The Company adjusts its liquidity levels in order to meet funding needs for deposit outflows, repayment of borrowings, when applicable, and the funding of loan commitments. The Company also adjusts its liquidity level as appropriate to meet its asset/liability objectives. Principal sources of liquidity are deposit generation, access to purchased funds, including Federal Home Loan Bank borrowings, maturities and repayments of loans and investment securities, net interest income and fee income. Liquid assets (consisting of cash, Federal funds sold and investment securities classified as available-for-sale) comprised 22.0% and 13.6% of the Company's total assets at March 31, 1997 and December 31, 1996, respectively.

As shown in the Consolidated Condensed Statements of Cash Flows, the Company's primary source of funds at March 31, 1997 was from deposit growth and secondarily through sales of securities. Deposits increased $39.0 million and $25.5 million, respectively, and proceeds from sales of securities increased $6.6 million and $19.0 million, respectively for the three months ended March 31, 1997 and 1996. During 1996, the Company utilized borrowed funds as a temporary funding source for loan growth, as well as for asset/liability management purposes, until sufficient deposits were generated from the market areas which the Company serves.

The Company also has several secondary sources of liquidity. Many of the Company's loans are originated pursuant to underwriting standards which make them readily marketable to other financial institutions or investors in the secondary market. In addition, in order to meet liquidity needs on a temporary basis, the Bank has lines of credit in the amount of $5.5 million for the purchase of Federal funds with other financial institutions and may borrow funds at the Federal Reserve discount window, subject to the Bank's ability to supply collateral. In addition, the Bank has an overnight line of credit with the Federal Home Loan Bank--New York ("FHLB-NY") in the amount of $16.2 million. In aggregate with the overnight line, subject to certain requirements, the Bank may also obtain term advances with FHLB-NY of up to 25% of the Bank's assets.

The Company believes that its liquidity position is sufficient to provide funds to meet future loan demand or the possible outflow of deposits, in addition to being able to adapt to changing interest rate conditions. Long term debt on the balance sheet as of March 31, 1997 totaling $14.4 million is matched against specific loans or investments, for asset and liability management purposes. The long term debt consists of $10 million of FHLB-NY term advances with maturities greater than one year, and $4.4 million of repurchase agreements from Solomon Brothers with a maturity greater than one year.

CAPITAL RESOURCES

Stockholders' equity increased by $1.0 million at March 31, 1997 compared to December 31, 1996. The changes in stockholders' equity during the three months ended March 31, 1997 were comprised of an increase from net income of $767 thousand; a reduction of $28 thousand (net of tax provision) in unrealized holding losses in the Company's portfolio of securities available-for-sale, as a $204 thousand unrealized loss became a $232 thousand unrealized loss, a reduction by cash dividends paid of $286 thousand, and an increase of $576 thousand in proceeds from exercised options and warrants.

During the three months ended March 31, 1997, the Company paid $286 thousand, or 37.3% of net income, in cash dividends compared to $210 thousand, or 34.7% of net income in cash dividends for the same period in 1996.

The Company's primary regulator, the Board of Governors of the Federal Reserve System (which regulates bank holding companies), has issued guidelines classifying and defining bank holding company capital into the following components: (1) Tier I Capital, which includes tangible stockholders' equity for common stock and certain qualifying preferred stock, and excludes net unrealized gains or losses on available-for-sale securities and deferred tax assets that are dependent on projected taxable income greater than one year in the future, and (2) Tier II Capital (Total Capital), which includes a portion of the allowance for loan losses and certain qualifying long-term debt and preferred stock that does not qualify for Tier I Capital. The risk-based capital guidelines require financial institutions to apply certain risk factors ranging from 0% to 100%, against assets to determine total risk-based assets. The minimum Tier I and the combined Tier I and Tier II capital to risk-weighted assets ratios are 4.0% and 8.0%, respectively. The Federal Reserve Bank also has adopted regulations which supplement the risk-based capital guidelines to include a minimum leverage ratio of Tier I Capital to total assets of 3.0% to 5.0%. Regulations have also been issued by the Bank's primary regulator, the Office of the Comptroller of the Currency, establishing similar ratios.

The following table summarizes the risk-based and leverage capital ratios for the Company and the Bank at March 31, 1997, as well as the regulatory required minimum capital ratios:


                                                March 31, 1997        Minimum
                                               -----------------     Regulatory
                                               Company     Bank     Requirement
                                               -------     -----    ------------
Risk-based Capital:
  Tier I capital ratio ....................     9.01%      8.63%        4.00%
  Total capital ratio .....................    10.01%      9.63%        8.00%

Leverage ratio ............................     7.07%      6.79%     3.00%-5.00%


As noted in the above table, the Company's and the Bank's capital ratios exceed the minimum regulatory requirements.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 1997
COMPARED TO THE THREE MONTHS ENDED MARCH 31, 1996


NET INCOME

The Company earned $767 thousand, or $0.33 net income per share on a primary basis and fully diluted basis, for the three months ended March 31, 1997, compared to $606 thousand, or $0.29 for both primary and fully diluted net income per share, for the three months ended March 31, 1996, an increase of $161 thousand, or 26.6%. The increase in net income was primarily due to a $783 thousand, or 26.0%, increase in net interest income, and a $26 thousand, or 15.1%, decrease in provision for loan losses; these items were partially offset by a reduction in non-interest income of $112 thousand, or 37.5%, a $413 thousand, or 18.1%, increase in non-interest expenses and a $123 thousand, or 47.7%, increase in income tax provision.


NET INTEREST INCOME

Net interest income on a fully tax-equivalent ("FTE") basis, which adjusts for the tax-exempt status of income earned on certain investments to express such income as if it were taxable, increased $703 thousand, or 22.4% for the three months ended March 31, 1997 compared to the same prior year period.

Interest income on a "FTE" basis, increased $2.0 million, or 37.0%, to $7.5 million for the three months ended March 31, 1997 compared to $5.5 million for the same period in 1996. The improvement in interest income was primarily due to volume increases in the loan portfolio as Carnegie benefited from strong loan demand and the purchase of $32.8 million in loan participations from Regent National Bank during the last two quarters of 1996 and $3.3 million in the first quarter of 1997, which produced a volume related increase in interest income on loans of $2.4 million. Volume related interest income was further increased by $98 thousand due to increased Federal funds sold and decreased by $206 thousand due to reduced investment securities as proceeds on sales of investment securities were used to fund loan growth and to reduce borrowed funds.

The $2.3 million volume related increase in total interest income was reduced by $224 thousand resulting primarily from rate related reductions amounting to $302 thousand as loan interest rates repriced to lower current yields and was offset by investment securities rate related increases amounting to $73 thousand as lower yielding securities were replaced with higher yielding securities. Total interest income was further reduced by $57 thousand due to one additional day during the first quarter of 1996 compared to the first quarter of 1997.

Interest expense for the first three months of 1997 increased $1.3 million, or 56.6%, compared to the same prior year period. The increase in interest expense was due primarily to net volume increases in deposits which accounted for $865 thousand, and net rate increases which accounted for $480 thousand, and was offset by a decrease of $27 thousand attributable to one less day during the first quarter of 1997 compared to the first quarter of 1996. The interest expense rate and volume increases are the result of pricing decisions made by management in response to the need for cost effective sources of funds, primarily to provide for loan growth.

The following tables titled "Consolidated Average Balance Sheets with Resultant Interest and Average Rates" and "Analysis of Changes in Consolidated Net Interest Income" present by category the major factors that contributed to the changes in net interest income for the quarter ended March 31, 1997 compared to the quarter ended March 31, 1996.

                                                 CARNEGIE BANCORP AND SUBSIDIARY

                          CONSOLIDATED AVERAGE BALANCE SHEETS WITH RESULTANT INTEREST AND AVERAGE RATES

                                                                Three Months Ended                    Three Months Ended
                                                                  March 31, 1997                        March 31, 1996
                                                       ----------------------------------      ----------------------------------
                                                       Average       Interest     Average      Average       Interest     Average
                                                       Balance        Earned       Rate        Balance        Earned        Rate
                                                       -------       --------     -------      -------       --------     -------
                                                                                 (Dollars in thousands)

ASSETS
Earning Assets:
   Federal Funds Sold ............................     $  8,841       $  113       5.18%       $    811       $   10        4.95%
   Investment Securities:
     Securities available for sale:
       U. S. Gov't & Mtge-backed Securities.......       23,949          401       6.79%         38,843          624        6.44%
       State & Political Subdivisions (1).........        4,587          105       9.24%         18,780          368        7.86%
       Other Securities ..........................        8,039          126       6.36%          4,979           83        6.69%
                                                       --------       ------       -----       --------       ------       ------
                                                         36,575          632       7.00%         62,602        1,075        6.89%
     Securities held to maturity:
       U. S. Gov't & Mtge-backed Securities.......       23,087          431       7.57%          7,796          132        6.79%
       State & Political Subdivisions (1).........          --           --         --              --           --           --
                                                       --------       ------       -----       --------       ------       ------
                                                         23,087          431       7.57%          7,796          132        6.79%

           Total Investment Securities............       59,662        1,063       7.22%         70,398        1,207        6.88%
                                                       --------       ------       -----       --------       ------       ------
   Loans: (2)(3)
       Comm'l Loans & Comm'l Mtgs.................      231,391        5,541       9.71%        140,589        3,554       10.14%
       Residential Mortgages .....................       24,067          506       8.53%         22,103          514        9.33%
       Installment Loans .........................       12,067          267       8.97%          7,918          184        9.32%
                                                       --------       ------       -----       --------       ------       ------
           Total Loans ...........................      267,525        6,314       9.57%        170,610        4,252       10.00%
                                                       --------       ------       -----       --------       ------       ------
      Total Earning Assets .......................      336,028        7,490       9.04%        241,819        5,469        9.07%

Non-Interest Earning Assets:
   Loan Loss Reserve .............................       (2,746)                                 (1,783)
   Held For Sale Securities Valuation.............         (329)                                    890
   All Other Assets ..............................       19,902                                  15,584
                                                        -------                                 -------
      TOTAL ASSETS ...............................      352,855                                 256,510
                                                        =======                                 =======

LIABILITIES & EQUITY
Interest-Bearing Liabilities:
   Savings and Money Market Accounts..............     $146,566        1,693       4.68%       $ 77,423          678        3.51%
   Time Deposits .................................      122,864        1,703       5.62%         97,138        1,340        5.53%
   Borrowed Funds ................................       16,135          249       6.26%         22,379          309        5.54%
                                                       --------       ------       -----       --------       ------       ------
      Total Interest-Bearing Liabilities..........      285,565        3,645       5.18%        196,940        2,327        4.74%

   Demand Deposits ...............................       41,315                                  37,094
   Other Liabilities .............................        1,719                                     410
   Shareholders' Equity ..........................       24,256                                  22,066
                                                       --------                                --------
      TOTAL LIABILITIES & EQUITY .................     $352,855                                $256,510
                                                       ========                                ========
NET INTEREST INCOME (fully taxable basis) ........                    $3,845                                  $3,142
                                                                      ======                                  ======
NET INTEREST MARGIN (fully taxable basis) ........                                 4.64%                                    5.21%
                                                                                   =====                                   ======
EQUITY TO ASSETS RATIO ...........................                                 6.87%                                    8.60%
                                                                                   =====                                   ======
----------
(1)  The tax-equivalent basis adjustment was computed based on a Federal income tax rate of 34%.
(2)  Includes nonperforming loans.
(3)  Included in interest income are loan fees.


                                        CARNEGIE BANCORP AND SUBSIDIARY

                            ANALYSIS OF CHANGES IN CONSOLIDATED NET INTEREST INCOME


The Rate/Volume Analysis reflects the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Company's interest income and interest expense during the periods presented. This analysis is presented on on a tax equivalent basis. Changes attributable to both volume and rate have been allocated proportionately.

                                                                           Three Months Ended March 31, 1997
                                                                            Compared to Three Months Ended
                                                                                   March 31, 1996
                                                                   ---------------------------------------------
                                                                             Increase (Decrease) Due To
                                                                   ---------------------------------------------
                                                                   Volume         Rate        Time          Net
                                                                   ------         ----        ----         -----
                                                                               (Dollars in thousands)

Interest Earned On:
   Federal Funds Sold ......................................          98            5           0           103
   Investment Securities:
     Securities available for sale:
       U. S. Gov't & Mtge-backed Securities.................        (237)          20          (6)         (223)
       State & Political Subdivisions.......................        (275)          16          (4)         (263)
       Other Securities ....................................          50           (7)          0            43
                                                                   -----         ----         ---         -----
                                                                    (462)          29         (10)         (443)
                                                                   -----         ----         ---         -----
     Securities held to maturity:
       U. S. Gov't & Mtge-backed Securities.................         256           44          (1)          299
       State & Political Subdivisions.......................           0            0           0             0
                                                                   -----         ----         ---         -----
                                                                     256           44          (1)          299
                                                                   -----         ----         ---         -----
           Total Investment Securities......................        (206)          73         (11)         (144)
                                                                   -----         ----         ---         -----
   Loans:
       Comm'l Loans & Comm'l Mtgs...........................       2,270         (244)        (39)        1,987
       Residential Mortgages ...............................          45          (48)         (5)           (8)
       Installment Loans ...................................          95          (10)         (2)           83
                                                                   -----         ----         ---         -----
           Total Loans .....................................       2,410         (302)        (46)        2,062
                                                                   -----         ----         ---         -----
      Total Interest Income ................................       2,302         (224)        (57)        2,021
                                                                   -----         ----         ---         -----
Interest Paid On:
   Savings and Money Market Accounts........................         599          424          (8)        1,015
   Time Deposits ...........................................         351           27         (15)          363
   Borrowed Funds ..........................................         (85)          29          (4)          (60)
                                                                   -----         ----         ---         -----
      Total Interest Expense ...............................         865          480         (27)        1,318
                                                                   -----         ----         ---         -----
      Net Interest Income ..................................       1,437         (704)        (30)          703
                                                                   =====         ====         ===         =====

PROVISION FOR LOAN LOSSES

The provision for loan losses decreased to $146 thousand for the first three months of 1997 compared to a provision of $172 thousand for the same period in 1996. The provision is the result of management's review of several factors, including increased loan balances and management's assessment of economic conditions, credit quality and other factors that would have an impact on future possible losses in the loan portfolio. The allowance for loan losses totaled $2.8 million, or 1.03% of total loans, and 55.4% of non-performing loans, and non-performing loans totaled $5.0 million, or 1.9% of total loans at March 31, 1997.

The moderate provision for loan losses during the first quarter of 1997 is a result of normal loan growth and management's evaluation of the adequacy of the allowance for loan losses to absorb potential losses in the loan portfolio.


NON-INTEREST INCOME

Total non-interest income was $187 thousand for the first three months of 1997 compared to $299 thousand for the first three months of 1996, a decrease of $112 thousand, or 37.5%. The decrease was primarily attributable to losses on securities sales amounting to $91 thousand during the first quarter of 1997 compared to net gains on securities sales of $128 thousand during the first quarter of 1996, offset by higher first quarter 1997 service fees on deposits of $24 thousand and higher other fees and commissions of $83 thousand. The increase in service fees on deposits was due to normal deposit growth and the increase in other fees and commissions was primarily due to $85 thousand for an investment security placement fee collected during the first quarter of 1997.


NON-INTEREST EXPENSE

Total non-interest expenses increased $413 thousand, or 18.1%, for the three months ended March 31, 1997 compared to the same period in 1996. The increase was due primarily to increased employment expense resulting from staff expansion as the Company increased loan production staff and other department support staff and fully staffed its new branches, as well as increases in occupancy expenses, equipment expenses and other expenses generally attributable to the Company's growth. Of this increase, employment costs increased $256 thousand, or 23.8%, and reflected increases in the number of employees from 112 full-time equivalents at March 31, 1996 to 123 full-time equivalents at March 31, 1997, as well as merit and cost of living adjustments.

Occupancy expenses increased $41 thousand, or 12.5%, for the first three months of 1997 compared to the same period in 1996. The increase was attributable primarily to increased lease expense of $27 thousand and increased leasehold depreciation expenses of $11 thousand. These increases were due to two newly opened branch offices as well as normal annual lease increases on other office facilities, and increased leasehold depreciation due to the new facilities.

Furniture and equipment expenses increased $59 thousand, or 28.0%, for the first quarter of 1997 compared to the first quarter of 1996 due primarily to depreciation and maintenance costs on purchases of enhanced computer equipment, depreciation on replacements of other furniture and equipment, as well as depreciation and maintenance costs associated with the new facilities.

Other expenses increased $57 thousand, or 8.6%, for the first three months of 1997 compared to the first three months of 1996. The increase was attributable to increased other expenses resulting from the continued growth of the Company, as costs of supplies, communications, advertising, insurance, professional fees and misellaneous other expenses increased.


INCOME TAX EXPENSE

The Company recognized an income tax provision, which includes both Federal and State taxes, of $381 thousand for the three months ended March 31, 1997, for an effective income tax rate of 33.2%. This compared to $258 thousand, for an effective income tax rate of 29.9% for the same period in 1996. The increase in the effective tax rate is due primarily to a 70.9% increase in the Company's taxable income, at the Federal tax rate of 34%, without a proportionate increase in tax-exempt income, which decreased by 71.6% due to sale of substantially all of the Company's tax exempt securities during the second quarter of 1996.

                           PART II. OTHER INFORMATION


Item 1. Legal Proceedings -- NONE

Item 2. Changes in Securities -- NONE

Item 3. Defaults Upon Senior Securities -- NONE

Item 4. Submission of Matters to a Vote of Security Holders -- NONE

Item 5. Other Information

        On January 15, 1997 Carnegie Bancorp announced the termination of the Amended and Restated Agreement and Plan of Merger that had provided for the merger of Regent Bancshares Corp. into Carnegie Bancorp and the concurrent merger of each company's respective subsidiary banks.

Item 6. Exhibits and Reports on Form 8-K

        (a) Exhibits -- Financial Data Schedule

        (b) Reports on Form 8-K --

        The Registrant filed a Current Report on Form 8-K dated January 15, 1997, announcing the termination of its merger with Regent Bancshares Corp.

        The Registrant filed a Current Report on Form 8-K dated February 3, 1997 announcing its year end 1996 results of operations, a 5% stock dividend and a cash dividend.

                                   SIGNATURES


Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                             CARNEGIE BANCORP
                                             (Registrant)



Date: May 12, 1997                       By: /s/ RICHARD ROSA
                                             ----------------------------------
                                             Richard Rosa
                                             Senior Vice President
                                             and Chief Financial Officer

     No person has been authorized to give any information or to make any representation in connection with the offering described herein, other than information and representations contained in this Prospectus, and if given or made, such information or representations should not be relied upon as having been authorized by Carnegie Bancorp. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, any of the securities offered by this Prospectus to or from any person in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any distribution of the securities made under this Prospectus shall, under any circumstances, create an implication that there has been no change in the information contained herein or in the affairs of Carnegie Bancorp since the date hereof or any of the dates as of which information is furnished herein.


                                TABLE OF CONTENTS

==============================================================================
                                                                    Page
------------------------------------------------------------------------------
Available Information.........................................        3
------------------------------------------------------------------------------
Information Incorporated by Reference.........................        3
------------------------------------------------------------------------------
The Company...................................................        6
------------------------------------------------------------------------------
Selected Consolidated Financial Data..........................        7
------------------------------------------------------------------------------
Risk Factors..................................................       10
------------------------------------------------------------------------------
Use of Proceeds...............................................       12
------------------------------------------------------------------------------
Plan of Distribution by Warrant Conversion Agents ............       12
------------------------------------------------------------------------------
Additional Financial Information..............................       13
------------------------------------------------------------------------------
Warrant and Transfer Agent....................................       14
------------------------------------------------------------------------------
Legal Matters.................................................       14
------------------------------------------------------------------------------
Experts.......................................................       14
------------------------------------------------------------------------------
Appendix A--Unaudited Consolidated Financial Statements
for the three months ended March 31, 1997.....................      A-1
==============================================================================


                                CARNEGIE BANCORP



                              --------------------

                                   PROSPECTUS

                              --------------------

                 PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         SEC Registration Fee . . . . . . . . . . . . . . . $ 3,062
         Accounting Fees and Expenses . . . . . . . . . . .  10,000
         Legal Fees and Expense . . . . . . . . . . . . . .  25,000
         Transfer Agent Fees. . . . . . . . . . . . . . . .   2,500
         Miscellaneous Expenses . . . . . . . . . . . . . .   4,438
                                                            -------
         Total  . . . . . . . . . . . . . . . . . . . . . . $45,000
                                                            =======

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article VII of the Certificate of Incorporation of the Company provides that the Company shall indemnify its present and former officers, directors, employees and agents and persons serving at its request against expenses, including attorneys' fees, judgments, fines or amounts paid in settlement incurred in connection with any pending or threatened civil or criminal proceedings to the fullest extent permitted by the New Jersey Business Corporation Act. Article VII also provides that such indemnification shall not exclude any other rights to indemnification to which a person may otherwise be entitled, and authorizes the Company to purchase insurance on behalf of any of the persons enumerated against any liability whether or not the Company would have the power to indemnify him under the provisions of Article VII.

     The New Jersey Business Corporation Act empowers a corporation to indemnify a corporate agent against his expenses and liabilities incurred in connection with any proceeding (other than a derivative lawsuit) involving the corporate agent by reason of his being or having been a corporate agent if (a) the agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and (b) with respect to any criminal proceeding, the corporate agent had no reasonable cause to believe his conduct was unlawful. For purposes of the Act, the term "corporate agent" includes any present or former director, officer, employee or agent of the corporation, and a person serving as a "corporate agent" for any other enterprise at the request of the corporation.

     With respect to any derivative action, the corporation is empowered to indemnify a corporate agent against his expenses (but not his liabilities) incurred in connection with any proceeding involving the corporate agent by reason of his being or having been a corporate agent if the agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. However, only the court in which the proceeding was brought can empower a corporation to indemnify a corporate agent against expenses with respect to any claim, issue or matter as to which the agent was adjudged liable for negligence or misconduct.

     The corporation may indemnify a corporate agent in a specific case if a determination is made by any of the following that the applicable standard of conduct was met: (i) the Board of Directors, or a committee thereof, acting by a majority vote of a quorum consisting of disinterested directors; (ii) by independent legal counsel if there is not a quorum of disinterested directors or if the disinterested quorum empowers counsel to make the determination; or (iii) by the stockholders.

     A corporate agent is entitled to mandatory indemnification to the extent that the agent is successful on the merits or otherwise in any proceeding, or in defense of any claim, issue or matter in the proceeding. If a corporation fails or refuses to indemnify a corporate agent, whether the indemnification is permissive or mandatory, the agent may apply to a court to grant him the requested indemnification. In advance of the final disposition of a proceeding, the corporation may pay an agent's expenses if the agent agrees to repay the expenses unless it is ultimately determined he is entitled to indemnifications.

ITEM 16. EXHIBITS

Exhibit No.                Description
-----------                -----------

1                          Warrant Conversion Agency Agreement*


5 Opinion of McCarter & English as to the legality of the securities to be registered.**

23(a)                      Consent of Coopers & Lybrand.**


23(b)                      Consent of McCarter & English (Included in Exhibit
                           5 hereto).


24 Powers of Attorney of directors of Carnegie Bancorp in favor of Thomas L. Gray, Jr.
                           and Mark A. Wolters**


------------
*  To be filed by amendment.


** Previously filed.

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes to file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to include any additional or changed material information on the plan of distribution.

     The undersigned Registrant hereby undertakes, for purposes of determining any liability under the Securities Act of 1933, to treat each post effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering and to file a post effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe it meets all of the requirements for filing on form S-3 and has duly authorized this Preeffective Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Princeton, State of New Jersey on June 16, 1997.


                                CARNEGIE BANCORP

                                         By: /s/ THOMAS L. GRAY, JR.
                                             ------------------------
                                             Thomas L. Gray, Jr.
                                             President and Chief
                                             Executive Officer

     In accordance with the requirements of the Securities Act, this Preeffective Amendment No. 1 to the registration statement has been signed by the following persons in the capacities and on the dates indicated:

        Name                               Title                      Date
        ----                               -----                      ----

/s/ THOMAS L. GRAY, JR.              President, Chief            June 16, 1997
-----------------------------
Thomas L. Gray, Jr.                  Executive Officer and
                                     Director (Principal
                                     Executive Officer)


/s/ RICHARD P. ROSA*                 Senior  Vice President      June 16, 1997
-----------------------------        and Chief Financial
Richard P. Rosa                      Officer (Principal
                                     Financial Officer and
                                     Principal Accounting
                                     Officer)

/s/ BRUCE A. MAHON*                  Director and Chairman of    June 16, 1997
-----------------------------        the Board
Bruce A. Mahon


/s/ MICHAEL E. GOLDEN*               Director                    June 16, 1997
-----------------------------
Michael E. Golden


/s/ THEODORE H. DOLCI, JR.*          Director                    June 16, 1997
----------------------------
Theodore H. Dolci, Jr.


/s/ JAMES E. QUACKENBUSH*            Director                    June 16, 1997
-----------------------------
  James E. Quackenbush


/s/ STEVEN L. SHAPIRO*               Director                    June 16, 1997
-----------------------------
Steven L. Shapiro


/s/ MARK A. WOLTERS*                 Director                    June 16, 1997
-----------------------------
Mark A. Wolters


/s/ SHELLEY M. ZEIGER*               Director                    June 16, 1997
-----------------------------
Shelley M. Zeiger

* Executed pursuant to a power of attorney.



================================================================================

                                  EXHIBIT INDEX

Exhibit No.                Description
-----------                -----------

1                   Warrant Conversion Agency Agreement*



5 Opinion of McCarter & English as to the legality of the securities to be registered.**

23(a)               Consent of Coopers & Lybrand.**

23(b) Consent of McCarter & English (Included in Exhibit 5 hereto).

24 Powers of Attorney of directors of Carnegie Bancorp in favor of Thomas L. Gray, Jr. and Mark A. Wolters**


----------
 * To be filed by amendment.


** Previously filed.